Exhibit 99.8

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of the List of Senior Officeholders
Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

Following is the list of senior officeholders and alternate directors in the corporation, correct as on 01/07/2008:

No.	Name	Type of I.D.	I.D. number	Office	Possesses Financial and Accounting Expertise?	Member of the Audit Committee?
1	Yahel Shachar	I.D. card no.	057484826	C.E.O.
2	Shachar Rachim	I.D. card no.	028564037	C.F.O.
3	Ilan Ben Dov	I.D. card no.	054676168	Chairman of the Board of Directors	No	No
4	Dror Barzilai	I.D. card no.	051955995	External director	Yes	Yes
5	Yoav Biran	I.D. card no.	007935836	External director	No	Yes
6	Iris Beck	I.D. card no.	022194674	Director	No	No
7	Yehiel Finegold	I.D. card no.	608388944	Director	Yes	Yes
8	Yossi Arad	I.D. card no.	058132234	Director	No	No
9	Shalom Singer	I.D. card no.	00660894	Director	Yes	Yes
10	Arie Ovadia	I.D. card no.	78284338	Director	Yes	No
11	Moshe Cohen	I.D. card no.	051209971	Internal Auditor